UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549


                           FORM 12b-25

                   NOTIFICATION OF LATE FILING


                                    Commission File Number 1-8140

(Check one):
[   ]  Form 10-K and Form 10-KSB
[ X ]  Form 11-K
[   ]  Form 20-F
[   ]  Form 10-Q and Form 10-QSB
[   ]  Form N-SAR
For period ended:  December 25, 1999

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Not applicable

PART I - REGISTRANT INFORMATION

                     FLEMING COMPANIES, INC.
     (Exact name of registrant as specified in its charter)

                      1945 Lakepointe Drive
                         P.O. Box 299013
                    Lewisville, Texas  75029
             (Address of principal executive office)


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) X

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report on Form 11-K will be filed on or before the 15th calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 11-K could not be filed within the prescribed time period.

Fleming Companies, Inc. has not yet received certain supporting information from the Plan's Trustee to allow a complete presentation of financial statements within the requirements of the Securities and Exchange Commission. The custodian and trustee for the Fleming Companies, Inc. Matching 401(k) Plan (formerly known as the Consolidated Savings Plus and Stock Ownership Plan for Fleming Companies, Inc. and Its Subsidiaries) is to send us additional detailed information that is required for the submission.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Kevin Twomey
   Senior Vice President -
    Finance and Controller           972            906-8110
            (Name)               (Area Code)   (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or
15(d)  or  the  Securities Exchange Act of 1934 been  filed?   If
answer is no, identify report(s).    X Yes    No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in
the subject report or portion thereof?       Yes        X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           SIGNATURES

FLEMING COMPANIES, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


                                 By KEVIN TWOMEY
                                    Kevin Twomey
                                    Senior Vice President-Finance
                                    and Controller

Date:  June 21, 2000